53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

April 12, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
 100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:             Tonya K. Aldave
Justin Dobbie
Re:	MediWound Ltd. Registration Statement on Form F-3 Filed on March 25, 2019 File No. 333-230490
CIK No. 0001593984

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated April 8, 2019 with respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”). We are responding to the Staff’s comment on behalf of MediWound Ltd. (the “Company”) as set forth below.

For ease of reference, we have set forth the Staff’s comment and the Company’s response below. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.
Please provide us with support for your conclusion that you are eligible to conduct a primary offering under General Instruction I.B.1 of Form F-3. In this regard, provide us with your calculation of the aggregate market value of the shares held by non-affiliates.

Response:

The Company respectfully advises the Staff that at the date of the filing of the Registration Statement on March 25, 2019, the Company determined that its unaffiliated market capitalization was $75 million or more consistent with the requirements of General Instruction I.B.1 of Form F-3 and the related instruction thereto.  The key parameters for the calculation were as follows:

Closing share price on March 20, 2019 (date within 60 days of the filing date)	$5.24
Total outstanding shares on March 20, 2019	27,178,839 shares
Outstanding shares held by affiliates as of March 20, 2019:
Clal Biotechnology Industries Ltd.	9,429,555 shares
Gal Cohen	131,102 shares
Lior Rosenberg	1,850,572 shares
Other directors and officers
(each less than 1% holders per Form 20-F)	0 shares

Total outstanding shares on March 20, 2019 held by non-affiliates	15,767,610 shares
Total unaffiliated market capitalization on March 20, 2019	$82.2 million

By way of further explanation, the Company notes that the following shareholders, Wellington Management Group LLP, Migdal Insurance & Financial Holdings Ltd. and Yelin Lapidot, are not its affiliates.  The Company confirms that they are not represented on its board and do not otherwise exercise control over, or are under common control with, the Company.

* * *

We hope the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact us at (212) 906-2916 with any questions or further comments you have regarding this filing or if you wish to discuss the above. Thank you in advance for your cooperation in connection with this matter.

Very truly yours, /s/ Nathan Ajiashvili Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:          (via email)
Gal Cohen, MediWound Ltd.
Yaron Meyer, MediWound Ltd.
Josh Kiernan, Latham & Watkins LLP